UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Allogene Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

019770106
(CUSIP Number)

Adam Fliss TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019770106	SCHEDULE 13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 23,135,061 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 23,135,061 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,135,061 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation assumes that there is a total of 117,926,841 shares of Common Stock (as defined below) outstanding as of the closing of the Offering (as defined below) on October 15, 2018, as reported in the Issuer’s (as defined below) prospectus filed with the Securities and Exchange Commission (the “Commission”) on October 11, 2018.

CUSIP No. 019770106	SCHEDULE 13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 23,135,061 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 23,135,061 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,135,061 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there is a total of 117,926,841 shares of Common Stock outstanding as of the closing of the Offering on October 15, 2018, as reported in the Issuer’s prospectus filed with the Commission on October 11, 2018.

CUSIP No. 019770106	SCHEDULE 13D	Page 4 of 11 Pages

.

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 23,135,061 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 23,135,061 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,135,061 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there is a total of 117,926,841 shares of Common Stock outstanding as of the closing of the Offering on October 15, 2018, as reported in the Issuer’s prospectus filed with the Commission on October 11, 2018.

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.001 per share (“Common Stock”), of Allogene Therapeutics, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 201 East Grand Avenue, South San Francisco, California 94080.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly on behalf of TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), David Bonderman and James G. Coulter (each a “Reporting Person” and collectively, the “Reporting Persons”). The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Group Advisors is the sole member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings IA, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole member of each of (i) TPG GenPar VII Advisors, LLC, a Delaware limited liability company and (ii) The Rise Fund GenPar Advisors, LLC, a Delaware limited liability company. TPG GenPar VII Advisors, LLC is the general partner of TPG GenPar VII, L.P., a Delaware limited partnership which is the general partner of TPG Carthage Holdings, L.P., a Delaware limited partnership which directly holds 15,432,372 shares of Common Stock. The Rise Fund GenPar Advisors, LLC is the general partner of The Rise Fund GenPar, L.P., a Delaware limited partnership, which it the general partner of The Rise Fund Carthage, L.P., a Delaware limited partnership (together with TPG Carthage Holdings, L.P., the “TPG Funds”), which directly holds 7,711,689 shares of Common Stock.

Because of Group Advisors’ relationship with the TPG Funds, Group Advisors may be deemed to beneficially own the shares of Common Stock held by the TPG Funds. Messrs. Bonderman and Coulter are the sole shareholders of Group Advisors. Because of the relationship of Messrs. Bonderman and Coulter to Group Advisors, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the shares of Common Stock held by the TPG Funds. Messrs. Bonderman and Coulter disclaim beneficial ownership of the shares of Common Stock held by the TPG Funds except to the extent of their pecuniary interest therein.

The principal business of Group Advisors is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of Mr. Bonderman is President of Group Advisors and officer, director and/or manager of other affiliated entities.

The present principal occupation of Mr. Coulter is Senior Vice President of Group Advisors and officer, director and/or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Group Advisors are listed on Schedule I hereto.

Each of Messrs. Bonderman, Coulter and the individuals referred to on Schedule I hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed on Schedule I hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction.

Initial Public Offering

On October 10, 2018, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Cowen and Company, LLC and Jefferies LLC. (“Representatives”), as representatives of the several underwriters named in Schedule I thereto (the “Underwriters”), providing for the offer and sale by the Issuer (the “Offering”), and purchase by the Underwriters, of 18,000,000 shares of Common Stock at a price to the public of $18.00 per share. On October 15, 2018, the Offering closed.

In connection with the closing of the Offering, the shares of Series A Preferred Stock of the Issuer held by the TPG Funds (the “Series A Preferred”) automatically converted into 22,460,061 shares of Common Stock. Pursuant to the Amended and Restated Certificate of Incorporation of the Issuer, the shares of Series A Preferred had been convertible, at the option of the holder, at any time into shares of Common Stock at an initial conversion rate equal to one share of Common Stock per share of Series A Preferred. The initial conversion rate was adjusted as a result of a 1-for-5.25 forward stock split of the Issuer’s Common Stock.

In addition, the TPG Funds purchased an aggregate of 675,000 shares of Common Stock in the Offering at a price of $18.00 per share for an aggregate purchase price of $12,150,000.

The purchase of the (a) shares of Series A Preferred held by the TPG Funds prior to the Offering and (b) Common Stock in the Offering was funded by equity contributions of the limited partners of the TPG Funds. The conversion of Series A Preferred to Common Stock occurred upon the closing of the Offering without the payment of any consideration by the TPG Funds.

Mr. Bonderman serves as a member of the Issuer’s board of directors.

LockUp Agreements

Pursuant to lockup agreements (each, a “LockUp Agreement”) signed in connection with the Offering, the TPG Funds, certain other stockholders of the Issuer and each director and officer of the Issuer agreed with the Underwriters, subject to certain exceptions, not to dispose of or hedge any of their shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock for a period ending on the date that is 180 days after the date of the Issuer’s prospectus filed with the Commission on October 11, 2018, except with the prior written consent of the Representatives.

Investor Rights Agreement

On April 6, 2018, the Issuer, the TPG Funds and certain other parties entered into an investors’ rights agreement (the “Investor Rights Agreement”). The Investor Rights Agreement provides the TPG Funds and other parties thereto with certain demand registration rights in respect of the shares of Common Stock issued to it upon conversion of the Series A Preferred, subject to certain conditions. In addition, in the event that the Issuer registers additional shares of Common Stock for sale to the public, it will be required to give notice of such registration to the TPG Funds and certain other parties of its intention to effect such a registration, and, subject to certain limitations, include the shares of Common Stock held by them in such registration. The registration rights described above will expire upon the earliest to occur of (i) the closing of a “Deemed Liquidation Event”, as such term is defined in the Issuer’s amended and restated certificate of incorporation, (ii) the fifth anniversary of the Offering, (iii) with respect to any particular holder, at such time after consummation of the Offering that such holder can sell its shares under Rule 144 of the Securities Act during any three-month period and (iv) termination of the Investor Rights Agreement. The Investor Rights Agreement includes customary indemnification provisions in favor of the TPG Funds and certain other parties against certain losses and liabilities arising out of or based upon any filing or other disclosure made by the Issuer under the securities laws relating to any such registration.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

Reference to and description of the Lock-Up Agreement and Investor Rights Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Lock-Up Agreement and Investor Rights Agreement, which have been filed as Exhibits 2 and 3 and are incorporated herein by this reference.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)-(b) The following sentence assumes that there is a total of 117,926,841 shares of Common Stock outstanding as of the closing of the Offering on October 15,2018, as reported in the Issuer’s prospectus filed with the Commission on October 11, 2018. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 23,135,061 shares of Common Stock, which constitutes approximately 19.6% of the outstanding shares of Common Stock.

(c)  Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the shares of Common Stock during the past 60 days.

(d)  To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Except as described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits.

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).

2.	Form of Lock-Up Agreement by and among certain stockholders and the directors and officers of the Issuer and the Representatives (incorporated by reference to Annex I of Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A filed with the Commission on October 2, 2018).

3.	Investors’ Rights Agreement, dated as of April 6, 2018, by and among the Issuer and certain stockholders listed in Schedule A thereto (incorporated by reference to Exhibit 4.2 to Issuer’s Registration Statement on Form S-1 filed with the Commission on September 14, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2018

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Michael LaGatta
Name: Michael LaGatta Title: Vice President

David Bonderman

By: /s/ Bradford Berenson
Name: Bradford Berenson on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Bradford Berenson
Name: Bradford Berenson on behalf of James G. Coulter (2)

(1)  Bradford Berenson is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Bonderman on April 2, 2018 (SEC File No. 005-90172).

(2)  Bradford Berenson is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Coulter on April 2, 2018 (SEC File No. 005-90172).

SCHEDULE I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

David Bonderman	President
James G. Coulter	Senior Vice President
Jon Winkelried	Senior Vice President
Ken Murphy	Vice President and Director
Michael LaGatta	Vice President and Director
Joann Harris	Chief Compliance Officer
Steven A. Willmann	Treasurer
Martin Davidson	Chief Accounting Officer
Stephen D. Rose	Assistant Treasurer

INDEX TO EXHIBITS

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).

2.	Form of Lock-Up Agreement by and among certain stockholders and the directors and officers of the Issuer and the Representatives (incorporated by reference to Annex I of Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A filed with the Commission on October 2, 2018).

3.	Investors’ Rights Agreement, dated as of April 6, 2018, by and among the Issuer and certain stockholders listed in Schedule A thereto (incorporated by reference to Exhibit 4.2 to Issuer’s Registration Statement on Form S-1 filed with the Commission on September 14, 2018).